News Release

RESIN SYSTEMS TO HOLD FIRST QUARTER OPERATIONS UPDATE
TELECONFERENCE AND WEBCAST

Edmonton, Alberta, April 27, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, and its operating division, RS Technologies ("RS"), are pleased to announce that RS has scheduled a teleconference and webcast for Tuesday, May 3, 2005, at 4:00 p.m. (Eastern time) / 2:00 p.m. (Mountain time) to allow analysts and shareholders the opportunity to hear Paul Giannelia, Chief Executive Officer of RS, and Greg Pendura, Chairman, President and Chief Executive Officer of RSI, present an update regarding RS's first quarter of operations in 2005.

To access the live webcast, go to the RSI website at www.grouprsi.com and click on the webcast link under "Latest News from RS".  RS management will accept individual questions prior and during the webcast by e-mail.  Send your online questions to info@grouprsi.com .

To access the archived webcast, which will be available until June 3, 2005, go to www.grouprsi.com and click on "Reports and Presentations" under "Our Investors".  The archive will be available shortly after the live presentation is completed.

Analysts are invited to contact Brenda Larabee of RSI at (780) 732-6420 to pre-register for direct dial access to join the teleconference.  The deadline for registration is Monday, May 2, 2005, at 5:00 p.m. (Eastern time) / 3:00 p.m. (Mountain time).

RSI also announced today that it has engaged National Corporate Services, Inc. (doing business as Wall-Street.com®) of Denver, Colorado, to provide RSI with certain investor relations services.  The general purpose of the engagement is to expand the awareness of RSI and its outstanding outlook to existing shareholders, individual investors, stockbrokers, institutional investors and the financial community in general.  The investor relations services will be provided for an initial period of one year that will run until April 26, 2006 provided that the engagement may be terminated by either party upon thirty days' notice.  The monthly fee is U.S. $4,500, plus disbursements.  In addition, subject to regulatory approval, RSI will grant National Corporate Services, Inc. share options to acquire 100,000 common shares of RSI at an exercise price of $1.35 per share and vesting as to 25% on each of the three month, six month, nine month and twelve month anniversaries of the date of grant, exercisable for a period of two years.

National Corporate Services, Inc. (doing business as Wall-Street.com®) was formed by Alan Handly in 1983 to provide support services to investor relations professionals associated with high-growth, publicly traded companies.  For over 21 years the firm has provided investor relations services to many of the best-known names in corporate America.  Collectively, the team at Wall-Street.com has over 115 years of senior-level experience in the securities and investor relations fields.  Team members have advised and assisted over 200 publicly traded companies present their stories to the marketplace.  Clients have ranged from Fortune 500 companies to microcap emerging-growth companies.

RSI is a composite material products technology company providing engineered solutions in respect of applications of its proprietary Version™ resin material to companies worldwide.  RSI is also commercializing its proprietary RStandard™ modular composite utility pole for sale to transmission and distribution power utility companies domestically and abroad.  "Version" and "RStandard" are trademarks of RSI.

For more information please contact:

Greg Pendura

Grant Howard

Chairman, President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Phone: (780) 482-1953

Phone: (888) 221-0915

Fax: (780) 452-8755

Fax: (403) 237-8387

Email:  gregp@grouprsi.com

Email:  grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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